UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
BankAtlantic Bancorp, Inc.

(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
065908600

(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer
(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	065908600

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		17,333,428

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,333,428

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,333,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	35.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Amendment No. 2 to Schedule 13D
     This Amendment No. 2 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), to amend Items 2, 3, 4 and 5 of the Schedule 13D filed on August 28, 2008 (the “Initial Schedule 13D”) as previously amended by Amendment No. 1 to Schedule 13D filed on December 17, 2008. The Issuer’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
Item 2: Identity and Background
     Appendix A to the Initial Schedule 13D, which set forth information regarding the executive officers, directors and control persons of BFC as of the date of that filing, is hereby deleted in its entirety and replaced with Appendix A hereto, which sets forth information regarding BFC’s current executive officers, directors and control persons, all of whom are United States citizens. The information contained in Appendix A hereto is incorporated herein by reference.
     To the best of BFC’s knowledge, during the last five years, none of BFC’s executive officers, directors or control persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3: Source and Amount of Funds or Other Consideration
     BFC used funds from working capital to purchase the 14,943,542 shares of the Issuer’s Class A Common Stock reported hereby. The aggregate purchase price for such shares was approximately $30 million.
Item 4: Purpose of Transaction
     BFC acquired an aggregate of 14,943,542 shares of Class A Common Stock as a result of its exercise of subscription rights to purchase shares of Class A Common Stock distributed to BFC in the Issuer’s rights offering (the “Rights Offering”). As described in further detail in the Issuer’s prospectus dated August 28, 2009, in the Rights Offering, the Issuer distributed to each holder of record of the Issuer’s Class A Common Stock and Class B Common Stock as of August 24, 2009 4.441 subscription rights for each share of such stock owned on that date. Each whole subscription right entitled the holder thereof to purchase one share of the Issuer’s Class A Common Stock at the purchase price of $2.00 per share, with fractional subscription rights rounded up to the next largest whole number. The Rights Offering commenced on August 28, 2009 and expired on September 29, 2009.

     BFC may be deemed to currently control the Issuer by virtue of its ownership and voting position. Notwithstanding BFC’s controlling interest in the Issuer, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item 4. However, BFC may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, or sell all or any part of its investment in the Issuer, as it deems appropriate in light of the circumstances existing from time to time. Additionally, BFC and/or Alan B. Levan and John E. Abdo (each of whom may be deemed to control BFC and the Issuer and serve as executive officers and directors of BFC and the Issuer) may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item 4. Further, the Issuer may from time to time in the future award to its executive officers and directors, including Messrs. Alan Levan and Abdo, Jarett Levan (who serves as an executive officer of the Issuer and a director of BFC) and D. Keith Cobb (who serves as a director of BFC and the Issuer), restricted shares of the Issuer’s Class A Common Stock and/or options to purchase shares of the Issuer’s Class A Common Stock, in each case under the Issuer’s stock incentive plans. Any such grants will be determined and approved by the Compensation Committee of the Issuer’s Board of Directors.
Item 5: Interest in Securities of the Issuer
     BFC and, to the best of its knowledge, its executive officers, directors and control persons, currently beneficially own shares of the Issuer’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares of the Issuer’s Class A Common Stock beneficially owned.

	Class A Common Stock	Percent of
	Ownership	Class A Common Stock(1)
BFC Financial Corporation(2)	17,333,428(3)(4)(5)	35.9%(3)
Alan B. Levan(2)	17,801,620(6)(7)(8)(9)	36.9%(6)
John E. Abdo(2)	17,784,495(6)(7)(8)(10)	36.8%(6)
D. Keith Cobb	36,535(8)(11)(12)	*
Darwin Dornbush	100	*
Jarett Levan	39,250(8)(13)	*
William Nicholson	5,551	*
Maria R. Scheker	46	*
William Scherer	296	*
Seth M. Wise	660	*

*	Less than one percent.

(1)	Based on 10,283,906 shares of the Issuer’s Class A Common Stock outstanding as of August 3, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and approximately 38,000,000 shares of the Issuer’s Class A Common Stock issued in the Rights Offering, as disclosed in the Issuer’s Current Report on Form 8-K filed on October 1, 2009.

(2)	BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s common stock representing approximately 71% of the total voting power of BFC.

(3)	BFC additionally owns 975,225 shares of the Issuer’s Class B Common Stock which are convertible at any time in BFC’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock. Including these 975,225 shares of the Issuer’s Class B Common Stock, BFC may be deemed to be the beneficial owner of 18,308,653 shares of the Issuer’s Class A Common Stock, representing approximately 37.2% of the issued and outstanding shares of the Issuer’s Class A Common Stock.

(4)	Includes the 14,943,542 shares of the Issuer’s Class A Common Stock purchased by BFC in the Rights Offering as described herein.

(5)	Includes 98 shares held indirectly through Eden Services, Inc., a direct, wholly-owned subsidiary of BFC, and 109 shares held indirectly through ODI Program Partnership LLLP, the general partner of which is an indirect, wholly-owned subsidiary of BFC.

(6)	Includes, for each of Messrs. Alan Levan and Abdo, the 17,333,428 shares of the Issuer’s Class A Common Stock owned by BFC and for Mr. Alan Levan, 292,369 shares of the Issuer’s Class A Common Stock held by various personal interests. Messrs. Alan Levan and Abdo may also be deemed to beneficially own the 975,225 shares of the Issuer’s Class B Common Stock owned by BFC, and therefore, Messrs. Alan Levan and Abdo may be deemed to beneficially own, in the aggregate, 18,776,845 shares and 18,759,720 shares, respectively, of the Issuer’s Class A Common Stock, representing 38.1% and 38.1%, respectively of such stock.

(7)	Includes beneficial ownership of the following units of interest in shares of the Issuer’s Class A Common Stock held by the BankAtlantic 401(k) Plan: Mr. Alan Levan — 15,489 shares (including 12,630 shares of Class A Common Stock acquired in the Rights Offering); and Mr. Abdo — 57,003 shares (including 46,482 shares of Class A Common Stock acquired in the Rights Offering).

(8)	Includes beneficial ownership of the following shares of the Issuer’s Class A Common Stock which may be acquired within 60 days pursuant to the exercise of stock options: Mr. Alan Levan 43,352 shares; Mr. Abdo 28,902 shares; Mr. Cobb 19,539 shares; and Mr. Jarett Levan 16,615 shares.

(9)	Includes 227,130 shares of the Issuer’s Class A Common Stock purchased by Mr. Alan Levan directly and through his personal interests in the Rights Offering.

(10)	Includes 250,000 shares of the Issuer’s Class A Common Stock purchased in the Rights Offering.

(11)	Includes 254 shares of the Issuer’s Class A Common Stock (including 160 shares of Class A Common Stock acquired in the Rights Offering) which are held by Mr. Cobb’s wife, as to which Mr. Cobb does not have voting or investment power.

(12)	Includes 13,566 shares of the Issuer’s Class A Common Stock purchased in the Rights Offering.

(13)	Includes 18,471 shares of the Issuer’s Class A Common Stock purchased in the Rights Offering.
     Other than as described herein, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 28, 2009
Date
BFC Financial Corporation
/s/ Alan B. Levan
Signature
Alan B. Levan/Chief Executive Officer
Name/Title

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
OF BFC FINANCIAL CORPORATION

Name and Position	Employer and Address	Present Principal Occupation
Alan B. Levan* Chairman of the Board of Directors, Chief Executive Officer and President	BFC Financial Corporation BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Chairman of the Board of Directors, Chief Executive Officer and President of BFC Financial Corporation Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic Bancorp, Inc.
John E. Abdo* Vice Chairman of the Board of Directors	BFC Financial Corporation BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Vice Chairman of the Board of Directors of BFC Financial Corporation and BankAtlantic Bancorp, Inc.
John K. Grelle Executive Vice President and Chief Financial Officer	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Chief Financial Officer of BFC Financial Corporation
Maria R. Scheker Chief Accounting Officer	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Chief Accounting Officer of BFC Financial Corporation
Seth M. Wise Executive Vice President and Director	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Director of BFC Financial Corporation
James Blosser Director	Blosser & Sayfie 450 East Las Olas Boulevard Suite 700 Fort Lauderdale, Florida 33301	Attorney
D. Keith Cobb Director	Self-employed c/o BFC Financial Corporation and BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Business Consultant and Strategic Advisor

Name and Position	Employer and Address	Present Principal Occupation
Darwin Dornbush Director	Dornbush Schaeffer Strongin & Venaglia, LLP 747 Third Avenue, 11th Floor New York, New York 10017	Attorney
Oscar Holzmann Director	University of Miami 5250 University Drive 317 Jenkins Hall Coral Gables, Florida 33124	Associate Professor of Accounting
Jarett Levan Director	BankAtlantic Bancorp, Inc. BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	President of BankAtlantic Bancorp, Inc. Chief Executive Officer and President of BankAtlantic
Alan J. Levy Director	Great American Farms, Inc. 9243 Seward Rd Fairfield, Ohio 45014	Chief Executive Officer and President
Joel Levy Director	Adler Group, Inc. 1400 NW 107 Ave Miami, Florida 33172	Vice Chairman
William Nicholson Director	Heritage Capital Group 4811 Beach Blvd., Suite 300 Jacksonville, Florida 32207	Principal
William Scherer Director	Conrad & Scherer, LLP 633 South Federal Highway Eighth Floor Fort Lauderdale, Florida 33302	Attorney
Neil Sterling Director	The Sterling Resources Group, Inc. 2132 Bayview Drive Fort Lauderdale, Florida 33305	Principal

*	Messrs. Alan Levan and Abdo may be deemed to control BFC Financial Corporation.